THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

August 2, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Senior Staff Accountant

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 240 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Crawford Dividend Growth Fund (the “Fund”). As requested, Tandy reps are attached as Schedule 1 to this letter.

Responses to SEC Staff Comments

Comment

You confirmed that the Fund’s adviser voluntarily has agreed to permanently reduce its management fee. In the Summary Prospectus for each Class of shares offered by the Fund, include a footnote to the fee table stating that the Management Fee has been restated to reflect the fee reduction.

Response

As requested, we will revise the Summary Prospectus for each Class to state that the Management Fee has been restated to reflect the fee reduction.

Comment

In the Summary Prospectus – Expense Example, the SEC staff calculates the one-year expense as $301 with the contingent deferred sales charge. Please review this calculation and revise if necessary.

Response

Because the contingent deferred sales charge is not assessed on redemptions of shares held for one year, we have removed the line in the expense example labeled “with contingent deferred sales charge.”

Comment

On page three of the Summary Prospectus, further summarize the “Principal Investment Strategies.” In addition, revise the heading of the Standard Deviation table to note that annualized figures are provided, consider whether additional cautionary language is necessary, and consider whether the table is appropriately located in the Summary Prospectus under SEC Form N-1A Item 4 or whether it should be included later with other disclosures required by Item 9.

Response

Attached as Schedule 2 is a revised “Summary Prospectus - Principal Investment Strategies.” In this section, we have further summarized the Principal Investment Strategies. We also have revised the heading of the Standard Deviation table to note that annualized figures are provided. We note that Item 4 of Form N-1A requires a registrant to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies.” The Fund’s investment objective is total return with below market risk as measured by standard deviation. The Fund’s adviser has confirmed that managing the Fund’s volatility is a principal investment strategy, and that the Standard Deviation table demonstrates that the adviser has managed the Fund’s portfolio with lower market risk (compared to the general markets). The adviser also has stated that prospective investors are requesting information regarding the Fund’s volatility, given the fluctuations in the general markets. Based on this information, we believe that the table is appropriately included in the Summary Prospectus. We also have highlighted the following cautionary language:

The Fund’s quarterly share price fluctuates, and it has exceeded (and will exceed) the volatility of its benchmarks during certain quarters. Past results are no guarantee of future results.

Comment

The Fund’s Prospectus has been revised to remove the risk of non-diversification. You stated that the Fund is now considered to be “diversified” under available SEC staff guidance, which provides that any mutual fund that was organized as non-diversified shall become diversified after it has met the diversification test under the Investment Company Act of 1940 during the three prior fiscal years. Revise the SAI to remove any reference to non-diversified.

Response

As requested, we will revise the SAI to delete any reference to the Fund’s former status as non-diversified.

Comment

Under “Portfolio Managers,” add the month and year that each Portfolio Manager began managing the Fund.

Response

As requested, we have noted that each Portfolio Manager has managed the Fund since its inception in January 2004.

Comment

In the Class R Prospectus, since the Class R shares recently commenced operations and do not have audited Financial Highlights, include the audited Financial Highlights for the Class with the longest existence.

Response

As requested, we have inserted the Financial Highlights and noted that they are shown for the Class that has been in existence the longest. We will file the accountants’ consent to use the Financial Highlights for each class in the next filing.

*   *   *   *   *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of August 3, 2012 .

Sincerely,

THOMPSON COBURN LLP

By:	/s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 247 (“PEA 247”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, Crawford Dividend Growth Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 247 about the Funds are the responsibility of the Funds;

2.	The Funds acknowledge that, by declaring the PEA 247 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Funds from their responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President

Schedule 2

Principal Investment Strategies

The Fund’s assets are invested primarily in common stocks of large capitalization companies that demonstrate a consistent pattern of earnings and dividend growth. The Fund’s advisor, Crawford Investment Counsel, Inc. (the “Advisor”), manages the Fund using its Dividend Growth equity strategy that it has used to manage separate accounts since 1980. The Advisor believes that investing for the long-term in companies with sound management, strong balance sheets, and the ability to produce consistent earnings and dividends is a low risk means of building wealth. The Advisor utilizes a bottom-up, value-oriented approach to stock selection, focusing on company fundamentals, in an effort to identify stocks of companies where the market prices do not reflect their true values.

The Adviser believes that by focusing on companies that have consistently increasing earnings and stable-to-rising dividends from one year to the next, the Fund’s portfolio companies will tend to be less volatile than the equity market in general. The Adviser also believes that the consistency and stability of these companies causes them to have less earnings variability than other companies, which also leads to less stock price volatility than the market, because investors can be more confident in their expected results.

The Fund’s investment strategy has been consistently employed since its inception in January 2004. As demonstrated by the table below, volatility of the Fund’s quarterly share price from the last day of the first quarter of 2004 to [June 30, 2012] has been less than the volatility of the benchmarks’ quarterly returns, shown on an annualized basis as follows:

Annualized Standard Deviation*
Crawford Dividend Growth Fund
S&P 500
Russell 1000 Value

*	The Fund’s quarterly share price fluctuates, and it has exceeded (and will exceed) the volatility of its benchmarks during certain quarters. Past results are no guarantee of future results.

The Fund expects to be fully invested in common stocks of dividend-paying companies. Historically, the Fund consistently has invested at least 90% of its assets in dividend-paying stocks other than as a result of cash balances that arise due to the day-to-day management of the Fund’s portfolio and cash flows in and out of the Fund. Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay regular dividends. The Fund may invest its assets in securities of U.S. and foreign companies.

The Fund will not invest more than 5% of its assets in any one issuer. Certain economic sectors may be over-weighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the S&P 500, or two times the weighting of that sector in the S&P 500, whichever is greater. The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor.